UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
								December 27, 2007

Charles R. Oglesby
Chief Executive Officer
Asbury Automotive Group, Inc.
622 Third Avenue, 37th Floor
New York, New York  10017

Re:	Asbury Automotive Group
	Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 8, 2007
      Form 10-K/A for the Fiscal Year Ended December 31, 2006
      Filed March 12, 2007
      Form 10-Q for the Fiscal Quarter Ended September 30, 2007
      Filed November 7, 2007
	File No. 1-31262

Dear Mr. Oglesby:

      We have reviewed your filings and have the following comments.
You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended December 31, 2006

Related Party Transactions, page 64
1. Please revise future filings to identify the parties instead of referring to "[c]ertain of our directors," "four directors," "members of our board of directors," etc. See Item 404(a) of Regulation S-K.
Alternatively, please include all related person disclosure in one location in the Form 10-K or incorporate it by reference from your proxy statement, as we note the description of related person transactions with Messrs. McLarty, III, Wooley, Tomm, and Jordan, Jr.
beginning on page 34 of your proxy statement.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 34

Results of Operations, page 36
2. Please tell us the nature and amount of items included in divestiture income and expenses disclosed in your discussion of discontinued operations on pages 45 and 54 and how these items are reflected in the table in note 16 on page 96. Also explain to us why these expenses are properly classified in discontinued operations.

Liquidity and Capital Resources, page 54

Cash Flow, page 59
3. Please explain to us why you believe your presentation of cash provided by operating activities, as adjusted, and cash (used in) provided by financing activities, as adjusted, is not prohibited by
Item 10(e)(1)(ii)(A) of Regulation S-K.
4. Please tell us how the information disclosed in the third paragraph under the investing activities sub-heading regarding the purchase and sale of real estate in Texas corresponds to the disclosure related to the amount of cash used to purchase previously leased real estate in the statement of cash flows on page 75.

Application of Critical Accounting Estimates, page 62
5. Please disclose the amount of inventory losses, note receivable credit losses, F&I chargebacks and goodwill and intangible asset impairment losses for each year presented and, if material, the effect of any changes in assumptions on your operating results. Please also disclose your insurance reserves at each balance sheet date and provide an analysis of the sensitivity of your insurance reserve and impairment estimates to change. Refer to the Commission`s Guidance Regarding Management`s Discussion and Analysis
of Financial Condition and Results of Operations, Release No. 33-
8350
available on our website at www.sec.gov/rules/interp/33-8350.htm.

Reconciliation of Non-GAAP Financial Information, page 65
6. Reference is made to your disclosure of the following non-GAAP measures: adjusted income from continuing operations (page 37); dealership generated F&I PVR (pages 42 and 52); adjusted selling, general and administrative (pages 43 and 52); and adjusted gross profit (page 43). Please revise your disclosures with respect to each of these non-GAAP measures to address the following:
* Each time they are presented, identify the measures as non-GAAP measures of performance and provide a reference to the disclosure titled "Reconciliation of Non-GAAP Financial Information" beginning on page 65;
* Provide cautionary disclosure that the non-GAAP measures presented may not be comparable to similarly titled measures used by other entities;
* Disclose that the non-GAAP measures should not be considered as alternatives to measures determined in accordance with GAAP as indicators of operating performance;
* Disclose the manner in which the measures are used by management to conduct or evaluate the business, including the economic substance behind management`s decision to use the measures, and the substantive reasons why management believes the measures provide meaningful information to investors; and
* Disclose the material limitations associated with the use of the non-GAAP measures and the manner in which management compensates for the limitations when using the non-GAAP measures.
Refer to Item 10(e) of Regulation S-K and Question 8 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Measures," available on our website at www.sec.gov.

Consolidated Statements of Cash Flows, page 75
7. Please tell us your basis in GAAP for classifying proceeds from the sale of assets associated with sale-leaseback agreements in cash flows from financing activities rather than cash flows from investing activities. In this regard, it does not appear you account for sale-leaseback transactions as financings.
8. Please tell us the items and their amounts included in "other adjustments" in the reconciliation of net income to net cash provided by (used in) operating activities and in the "other" line item in cash flow from investing activities. Also, tell us why the items included in the referenced lines items should not be separately disclosed in accordance with paragraphs 29 and 31 of SFAS 95.

Notes to Consolidated Financial Statements, page 76
9. For each period for which an income statement is presented, please provide a reconciliation of the numerators and denominators of the basic and diluted per-share computations for income from continuing operations. In your reconciliation, please separately present the individual income and share amount effects of all securities that affect earnings per share. Additionally, if applicable, disclose the amount of securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40 of SFAS 128. Please also provide these disclosures in your filings on
Form 10-Q.

Note 2. Summary of Significant Accounting Policies, page 78

Sale-Leaseback Transactions, page 77
10. Please tell us your basis in GAAP for classifying costs of construction incurred prior to completion in prepaid and other current assets rather than in construction in-progress within property and equipment, net. Please also address your classification of the liability for construction reimbursements pursuant to Chapter
3, Section A, of ARB 43.
11. Reference is made to your disclosure on page 53 that you sold real estate in a sale-leaseback transaction in 2004 for a $12.4 million gain. Please tell us how you account for gains and losses on sale-leaseback transactions and the basis in GAAP for your accounting treatment. Refer to paragraphs 32 through 34 of SFAS 13. In addition, please disclose your accounting policy for gains and losses on sale-leaseback transactions.

Property and Equipment, page 77
12. We note that you measure impairment of long-lived assets as the amount by which the carrying amount exceeds the net recoverable value. Please tell us why net recoverable value represents fair value. Refer to paragraphs 7 and 22 of SFAS 144. In addition, please clarify your disclosure as appropriate.

Goodwill and Other Intangible Assets, page 78

13. Your disclosure on page 82 under the section titled "Segment Reporting" suggests that your dealerships represent operating segments as defined in paragraph 10 of SFAS 131. Additionally, it appears you aggregate such operating segments into a single reportable operating segment based on the guidance in paragraph 17 of
SFAS 131. Although you may have only one reportable operating segment based on the guidance in paragraph 17 of SFAS 131, it is unclear to us how you are able to conclude that you have only one reporting unit for purposes of testing goodwill for impairment. Reference is made to the section titled "Additional Observations" in
EITF D-101 and paragraph 30 of SFAS 142, which states that a reporting unit is an operating segment or one level below an operating segment as defined in paragraph in 10 of SFAS 131. Please explain to us in detail the basis for your conclusion and application of SFAS 142 as we would expect your reporting units to represent your operating businesses/dealerships.
14. We note that assets and liabilities held for sale disclosed in note 7 on page 86 do not include goodwill and manufacturer franchise rights. We also note from your disclosure in note 16 on page 96 that you have not recognized losses for any initial write-down to fair value less cost to sell of dealerships pending disposition.
Please
tell us how you treat goodwill and manufacturer franchise rights in determining the carrying value of dealerships classified as held for sale and why your accounting treatment complies with the guidance in paragraph 39 of SFAS 142. Also refer to paragraph 36 of SFAS 144.

Revenue Recognition, page 80
15. Reference is made to your disclosure on page 42 regarding the gain related to the sale of your remaining interest in a pool of extended service contracts. Given your disclosure that you receive commissions from the sale of vehicle service contracts, please tell us the how your interest in the extended service contracts arose. If you sell separately priced extended service contracts, tell us your revenue recognition policy and why this policy is not disclosed. Refer to FTB 90-1.

Segment Reporting, page 82
16. Reference is made to your disclosure regarding captive finance company revenue on page 42. Please tell us why you believe that the captive finance company is not a reportable operating segment under the provisions of SFAS 131. Please address the aggregation criteria in paragraph 17 of SFAS 131 and the consensus in EITF 04-10.

Statements of Cash Flows, page 81
17. It appears that you net acquisition of loaner vehicles and related borrowings, and related cash flows, in prepaid expenses and other current assets. If so, please tell us the basis in GAAP for netting the assets and liabilities and related cash flows. Also, we assume that you amortize the cost of loaner vehicles to operations and recognize interest on the related borrowings in interest expense.
Please advise.

Note 7. Assets and Liabilities Held for Sale, page 86
18. Please tell us whether you reclassify assets and liabilities of disposal groups classified as held for sale to reflect the application of the provisions in paragraph 46 of SFAS 144 when presenting comparative balance sheets. In that regard, it appears from your disclosure that the assets and liabilities of the two dealership locations in Arkansas have not been reclassified for comparative purposes.

Note 9. Goodwill and Manufacturer Franchise Rights, page 88
19. Please tell us the nature and amounts of other changes in goodwill and manufacturer franchise rights. In addition, please revise your disclosure to identify the nature of other changes in goodwill and manufacturer franchise rights.

Note 13. Long-Term Debt, page 91
20. Please describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free from restrictions as required by Rule 4-08(e) of Regulation S-X. In that regard, we note your disclosure in Item 5 on page 31.

Note 16. Discontinued Operations and Divestitures, page 96
21. Please disclose the amount of gains and losses arising from the disposition of franchises and long-lived assets that are classified in operating income and the line item in which such gains and losses are included. If material, such gains and losses should be stated separately in your statements of operations. Refer to Rule 5-03(b)(6) of Regulation S-X.

Note 23. Condensed Quarterly Revenues and Earnings (Unaudited),
page
111
22. Please describe the effect of disposals of segments and unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of that quarter. For example, we would expect you to disclose the nature and amount of adjusting items reflected in your reconciliations of non-GAAP financial information on page 65 affecting quarterly results for the years presented. Refer to Item 302 of Regulation S-K.

Item 9a. Controls and Procedures, page 112
23. You state that your certifying officers concluded that your disclosure controls and procedures were "effective as of December 31,
2006, to provide reasonable assurance that information required to be disclosed in [your] reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission`s rules and forms." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the
Act is accumulated and communicated to [your] management, including
[your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Similarly revise your disclosure in filings on Form 10-Q. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in this filing and in Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2007.
24. We note that you state there were no "significant" changes in your internal controls. Your disclosure does not appear to specifically address Item 308(c) of Regulation S-K. Please confirm to us, if true, that there were no changes at all in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.

Part III
Item 11. Executive Compensation, page 113
25. You disclose on page 21 of your proxy statement that the Committee retained Frederic W. Cooke Co. to provide advice and that management evaluated market studies provided by outside consultants.
Please expand the disclosure regarding the nature and scope of the consultants` assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements. See Item 407(e)(3)(iii) of Regulation S-K. In addition, please expand your Compensation Discussion and Analysis to indicate how the Committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.
26. We note the statement on page 21 that "[s]ince each compensation element rewards different aspects of individual and company performance, the Committee evaluates each element separately." Please identify and explain the different aspects of individual and company performance that are factored into the Committee`s decisions for the different elements of compensation.
27. We note your indication that "[i]n 2006, management evaluated the merit budgets of other companies based on surveys and market studies provided by outside consultants. Management then prepared and submitted a merit budget for 2006 to the Compensation Committee for approval." It would appear that you benchmark your merit budget to other companies. If that is the case, please identify the companies and the benchmark amount you tied your pool to, pursuant to Item 402(b)(2)(xiv). Please provide similar information for 2007. See
Item 402(b)(1)(v) of Regulation S-K.
28. You disclose that bonus and equity-based compensation for 2006 were dependent upon company performance, and neither provided for a minimum payment. Please expand your discussion of quantitative and qualitative factors to clarify how the elements of compensation were designed to achieve their compensatory objectives. For example, it is unclear what determinations were made to adopt the no-minimum bonus mentioned above and a $550,000 bonus guarantee for 2007 for Mr.
Oglesby.
29. You disclose that the Committee analyzes net income before taxes
(NIBT) in determining cash bonuses. Please revise to disclose the company`s actual 2006 financial performance and explain how it resulted in the amounts disclosed in the summary compensation table.
The statement that "the company performance component of the annual cash bonus plan was paid out in accordance with the plan" does not clearly explain how the plan, NIBT and individual performance resulted in the actual compensation. Please also provide this information for 2007 or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to
Item 402(b). If disclosure of the company`s 2007 financial performance targets would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.
30. In this regard, in the context of Compensation Discussion and Analysis, please revise to discuss any material differences in the policies and decisions being made with respect to compensation paid to different named executive officers. We notice that there is some disparity in the amounts paid to your named executive officers for purposes of base salary and cash bonus (e.g., Messrs. Johnson and Burgess received different cash bonuses despite the same percentage targets), however, this discussion does not appear to address how those disparities are determined. Refer to Item 402(b)(2)(vii) of Regulation S-K.
31. In your Summary Compensation Table, please disclose discretionary cash and non-cash bonuses under the Bonus column when they are not based on performance criteria. We note the discussion of discretionary awards in footnote 5 regarding non-equity incentive plan compensation.
32. Also, please consider increasing the font of the footnotes and where appropriate placing some of the footnoted information in the narrative preceding the tables.
33. Please expand your Compensation Discussion and Analysis to discuss how the arrangements described under Potential Payments upon
Termination fit into your overall compensation objectives and strategy and affect the decisions you made regarding other compensation elements.
34. Also with respect to the potential payments upon termination, please discuss and analyze how the 200% of base salary and other amounts and periods were negotiated and how and why the company agreed to the specified amounts and periods.


Form 10-Q for Fiscal Quarter Ended September 30, 2007
35. Please address the comments above in future filings, as applicable.

Note 7. Long-Term Debt, page 10
36. Please tell us and disclose the significant terms of the convertible note hedge and warrant instruments entered into in connection with the sale of the 3% notes. Significant terms that should be addressed include the number of shares subject to the contracts, exercise price of the contracts, premiums paid and other relevant terms, including those related to exercisability, settlement and expiration. In addition, please tell us in detail how you are accounting for each instrument and the basis in GAAP for your accounting treatment. Specifically address the requirements of SFAS
150, SFAS 133 and EITF 00-19 in your analysis. Also, with respect to the convertible note hedge please tell us your consideration of the applicability of paragraph 11 of SFAS 150 and the effect, if any, of the notice provision on your accounting treatment. Further, tell us whether the convertible note hedge affected your accounting for the convertible notes and the basis for your conclusion.

37. Please tell us how you accounted for the conversion feature in your 3% Senior Subordinated Convertible Note. In this regard, explain your consideration of whether the conversion feature represents an embedded derivative requiring separation from the host contract pursuant to paragraph 12 of SFAS 133. If you determined the conversion feature is not an embedded derivative based on the exception provided in paragraph 11.a of SFAS 133, please tell us in detail how you applied EITF 00-19 in arriving at your conclusion. We are particularly interested to understand how the adjustable conversion price of the instrument affected your analysis under paragraphs 19 and 20 of EITF 00-19. If you believe the conversion price adjustment provisions represent "standard" anti-dilution provisions, as that term is defined in EITF 05-2, please explain in detail your position. Additionally, tell us whether there are any provisions that could require net-cash settlement and how such provisions affected your analysis under paragraphs 12 and 13 of EITF
00-19. In your response, specifically address how you considered the cash settlement provisions outlined in Section 13.02 of the Indenture filed as Exhibit 4.1. To the extent you determined that the embedded conversion feature is not covered by SFAS 133, tell us how you accounted for the embedded conversion feature under EITFs 98-5 and 00-27, including whether or not you recorded a beneficial conversion feature and the reasons therefore.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any accounting-related questions may be directed to Sarah Goldberg, Accounting Branch Chief at (202) 551-3340 or William Thompson, Accounting Branch Chief at (202) 551-3344. Questions on other disclosure issues may be directed to James Lopez, Senior Staff
Attorney at (202) 551-3536, Mara Ransom, Legal Branch Chief at
(202)
551-3264, or me at (202) 551-3720.


      Sincerely,



								H. Christopher Owings
      Assistant Director


cc:	J. Gordon Smith
	Fax: (212) 297-2651

Charles R. Oglesby
Asbury Automotive Group, Inc.
December 27, 2007
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